Vornado Realty Trust 210 Route 4 East Paramus, NJ 07652-0910 Tel 201-587-1000 Fax 201-587-0600

May 14, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Daniel L. Gordon
Senior Assistant Chief Accountant

Re:	Vornado Realty Trust Vornado Realty L.P.
Forms 10‑K for the year ended December 31, 2014 File Nos. 1-11954 and 1-34482

Dear Mr. Gordon:

         Please find herein our response to your letter, dated April 27, 2015, on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Stephen W. Theriot, Chief Financial Officer of Vornado Realty Trust (“Vornado” and/or the “Company”) regarding the above referenced filings with the Commission.  We have carefully considered the Staff’s comment and have provided additional information, as requested.  For your convenience, we have included in bold the Staff’s comment before our response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Funds From Operations (“FFO”), page 93

1.       In future filings, please revise your disclosure to identify the line item “FFO” as “FFO–attributable to Vornado”.

Company’s Response:

Beginning with the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, the Company has revised its disclosure and identified the line item previously disclosed as “FFO” as “FFO attributable to Vornado”.  The Company will continue to identify this line item as “FFO attributable to Vornado” in future filings.

We acknowledge that:

•         We are responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the foregoing may be communicated to Stephen W. Theriot, Chief Financial Officer at (201) 587‑1000.

Sincerely, /s/ Stephen W. Theriot Stephen W. Theriot, Chief Financial Officer

cc:	William Demarest Patrick Henry (Deloitte & Touche LLP) William Farrar (Sullivan & Cromwell LLP) Steven Roth Joseph Macnow (Vornado Realty Trust)

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